

NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, Elaine F. Marshall, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF INCORPORATION

OF

BNNANO, INC.

the original of which was filed in this office on the 22nd day of December, 2016.





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IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 22nd day of December, 2016.

Elaine F. Marshall

Secretary of State

SOSID: 1503179
Date Filed: 12/22/2016 3:15:00 PM
Elaine F. Marshall
North Carolina Secretary of State
C2016 347 00046

State of North Carolina
Department of the Secretary of State

ARTICLES OF INCORPORATION
INCLUDING ARTICLES OF CONVERSION

Pursuant to §55-2-02 and § 55-11A-03 of the General Statutes of North Carolina, the undersigned converting business entity does hereby submit these Articles of Incorporation Including Articles of Conversion for the purpose of forming a business corporation.

1. The name of the resulting corporation is BNNano, Inc.
   The corporation is being formed pursuant to a conversion of another business entity.

2. The name of the converting business entity is BNNano, LLC.
   and the organization and internal affairs of the converting business entity are governed by the laws of the state or country of North Carolina. A plan of conversion has been approved by the converting business entity as required by law.

3. The converting business entity is a (*check one)*:
   - ☐ foreign corporation
   - ■ domestic limited liability company
   - ☐ foreign limited liability company
   - ☐ domestic limited partnership
   - ☐ foreign limited partnership
   - ☐ domestic registered limited liability partnership
   - ☐ foreign limited liability partnership
   - ☐ other partnership as defined in G.S. 59-36, whether or not formed under the laws of North Carolina

4. The number of shares the corporation is authorized to issue is: 120,000,000

   These shares shall be: *(check either a or b)*

   a. ☐ all of one class, designated as common stock; or

   b. ■ divided into classes or series within a class as provided in the attached schedule, with the information required by N.C.G.S. Section 55-6-01.

5. The name of the initial registered agent is: Steven Wilcenski

6. The street address and county of the initial registered office of the corporation is:

   Number and Street 5024 Myrtle Oak Drive

   City Cary State NC Zip Code 27519 County Wake

7. The mailing address, ***if different from the street address,*** of the initial registered office is:

   Number and Street ____________________

   City ____________ State NC Zip Code ____________ County ____________

CORPORATIONS DIVISION P. O. BOX 29622 RALEIGH, NC 27626-0622
(Revised August 2013) *(Form B-01A)*

Certification# C201634700046-1 Reference# C201634700046- Page: 2 of 4

8. Principal office information: *(Select either a or b.)*

    a. ☐ The corporation has a principal office.

The principal office telephone number: _____

The street address and county of the principal office of the corporation is:

Number and Street _____

City _____ State _____ Zip Code _____ County _____

The mailing address, *if different from the street address*, of the principal office of the corporation is:

Number and Street _____

City _____ State _____ Zip Code _____ County _____

    b. ■ The corporation does not have a principal office.

9. Any other provisions, which the corporation elects to include, are attached.

10. The name and address of each incorporator is as follows:

    Steven Wilcenski - 5024 Myrtle Oak Drive, Cary NC 27519

    Jason Taylor - 215 Northlands Drive, Cary NC 27519

    _____

    _____

11. (Optional): Please provide a business e-mail address: | *Privacy Redaction* | _____.
The Secretary of State's Office will e-mail the business automatically at the address provided at no charge when a document is filed. The e-mail provided will not be viewable on the website. For more information on why this service is being offered, please see the instructions for this document.



12. These articles will be effective upon filing, unless a date and/or time is specified:

_____

This the ___5th___ day of __December__ 20 _16_ .

[signature]
_____
                          Signature

Steven Wilcenski   *Incorporator*
_____
          Type or Print Name and Title

NOTES:
1. **Filing fee is $125. This document must be filed with the Secretary of State.**


BNNano, Inc.

Stock Schedule


Total Shares = 120,000,000

Divided into:

100,000,000 shares of Common Stock

20,000,000 shares of Preferred Stock



Signature   STEVEN WILLENSKI

CEO BNNANO, Inc.